SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 15)

                         SkyTerra Communications, Inc.*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     42,239,654

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     42,239,654

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,239,654

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     42,239,654

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     42,239,654

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,239,654

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.2%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,089,908

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,089,908

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,089,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.6%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,089,908

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,089,908

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,089,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.6%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Holdings, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     61,346,518

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     61,346,518

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,346,518

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.7%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     61,346,518

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     61,346,518

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,346,518

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 3, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 3, 2009.

--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE SCHEDULE 13D/A FILED ON APRIL 3, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

As of the date hereof the Master Fund may be deemed to beneficially own 42,239,654 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 42,239,654 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 18,089,908 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 18,089,908 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 61,346,518 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 61,346,518 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON APRIL 3, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

     As disclosed previously in this Statement on Schedule 13D as amended, the Reporting Persons in the aggregate own warrants that are exercisable for 28,750,000 Shares at an exercise price of $0.01 per share and 9,365,422 shares of the Issuer's nonvoting common stock that are exchangeable for the same number of Shares. In addition, 2,077,533 Shares are held in escrow and 7,906,737 shares of the Issuer's nonvoting common stock that are exchangeable for the same number of Shares are also held in escrow. Subject to receipt of FCC approval and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (both of which applications the Reporting Persons have filed), as of the date of this filing the Reporting Persons intend to acquire ownership of all the escrowed Shares and all the escrowed shares of the Issuer's nonvoting common stock. The Reporting Persons may also exercise such warrants and exchange for Shares all shares of nonvoting common stock that are so exchangeable. Based upon the number of Shares reported by the Issuer as being issued and outstanding as of July 15, 2009, upon acquiring ownership of the escrowed Shares, and taking into account all other Shares owned by the Reporting Persons, the Reporting Persons would own a majority of the issued and outstanding Shares and would be entitled to elect the Board of Directors of the Issuer and implement other corporate governance changes.

     In addition, the Reporting Persons are analyzing and considering, among other options, (i) the purchase or other acquisition of additional shares of stock of the Issuer or securities exercisable or exchangeable for such shares (collectively, "Company Securities") in the open market, in privately negotiated transactions, or otherwise, including the possibility of acquiring, through a merger or otherwise, some or all of the issued and outstanding shares of the Issuer's stock not owned by the Reporting Persons, or assets of the Issuer (in each case, subject to any applicable requirements under law) or (ii) a restructuring of the Issuer's capital structure. However, it should not be assumed that any definitive plan or proposal to acquire such additional Company Securities, or for a merger, restructuring or other transaction, will be pursued or effected, and the Reporting Persons make no commitment (a) as to whether any of the foregoing will be pursued or effected, and (b) if any of the foregoing are pursued or effected, as to the timing, prices, terms and conditions that would be applicable.

     Each of the Reporting Persons reserves the right to formulate and/or change plans or proposals at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer's financial condition, business, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative business, investment and strategic opportunities, and (v) other factors it may consider relevant. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right to at any time or from time to time (A) engage in communications with other significant stockholders, prospective investors or partners, members of the Issuer's management or Board of Directors, and others, regarding matters which relate to, or could result in, one or more of the actions described in Item 4 of the instructions to Schedule 13D or (B) sell, transfer or otherwise dispose of Company Securities or interests therein, in public or private transactions.

     The disclosures in this Statement on Schedule 13D shall not constitute an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

ITEM 5 OF THE SCHEDULE 13D/A FILED ON APRIL 3, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 42,239,654 Shares, constituting 55.2% of the Shares of the Issuer, based upon 76,523,979* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 42,239,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 42,239,654 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 42,239,654 Shares, constituting 55.2% of the Shares of the Issuer, based upon 76,523,979* Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 42,239,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 42,239,654 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 18,089,908 Shares, constituting 30.6% of the Shares of the Issuer, based upon 59,100,965* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,089,908 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,089,908 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 18,089,908 Shares, constituting 30.6% of the Shares of the Issuer, based upon 59,100,965* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,089,908 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,089,908 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 61,346,518 Shares, constituting 70.7% of the Shares of the Issuer, based upon 86,759,491* Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 61,346,518 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 61,346,518 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 61,346,518 Shares, constituting 70.7% of the Shares of the Issuer, based upon 86,759,491* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 61,346,518 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 61,346,518 Shares.

--------------------------------------------------------------------------------

* The number of outstanding shares is based on the 48,865,453 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 3, 2009.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

August 21, 2009

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 15, dated August 21, 2009 relating to the Voting Common Stock of SkyTerra Communications, Inc. shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

August 21, 2009

                                    Exhibit B

                     Transactions in the Voting Common Stock
                     ---------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                        Number of Shares               Price per Share
Transaction                    Purchase/(Sold)

8/19/09                             (1)                           (1)

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                         Number of Shares              Price per Share
Transaction                     Purchase/(Sold)

8/19/09                             (1)                           (1)

----------
(1) Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund") held Series 2-A warrants, which entitled the Master Fund to purchase 2,017,301 Shares, that expired unexercised on August 19, 2009. The Master Fund also held Series 1-A warrants, which entitled the Master Fund to purchase 509,942 Shares, that expired unexercised on June 4, 2009. Harbinger Capital Partners Special Situations Fund, LP (the "Special Fund") held Series 2-A warrants, which entitled the Special Fund to purchase 672,434 Shares, that expired unexercised on August 19, 2009. The Special Fund also held Series 1-A warrants, which entitled the Special Fund to purchase 169,981 Shares, that expired unexercised on June 4, 2009.

SK 26666 0002 1023446